Exhibit 99.1

408441
PRESS RELEASE

AEGON-CNOOC RECEIVES LICENSE FOR LIFE INSURANCE ACTIVITIES

IN SHANDONG PROVINCE

The Hague, January 10, 2006 – AEGON-CNOOC Life Insurance Company Ltd., the 50/50 joint venture of AEGON N.V. and the Chinese National Offshore Oil Corporation (CNOOC), has received a license from the regulatory authorities to begin life insurance activities in China’s Shandong province.

AEGON-CNOOC will be an early foreign entrant in the province when it opens its first office in Jinan, the provincial capital of Shandong, in the coming months.

This license follows the 2005 launch of AEGON-CNOOC’s Wuxi and Nanjing branch offices, both in the Jiangsu province. This expansion is in line with AEGON-CNOOC’s strategy of steady growth in the highly-populated, wealthy and fast-developing coastal provinces, while at the same time consolidating its presence in the metropolitan markets of Shanghai, where it is headquartered, and of Beijing. The regions where AEGON-CNOOC is now active represent a population of over 150 million. It is the company’s ambition to achieve a market leadership position in each of the regional markets it enters.

AEGON-CNOOC sells a comprehensive range of life, accident and supplemental health products through a broad range of distribution channels, including the country’s major banks, tied agents, brokers and direct marketing. At the end of the third quarter of 2005, after just over two years of operations, AEGON-CNOOC was ranked number eight in new business premiums among the 22 foreign-invested life insurance companies operating in China.

Chairman of the Executive Board of AEGON N.V., Donald J. Shepard remarked: “We are pleased with the development of our joint venture in China. In 2005, we were able to gain access to promising new markets and to develop a solid platform for further expansion in 2006. AEGON-CNOOC’s early performance is exceeding our expectations and we look forward to achieving a leading market position in China by implementing our successful multi-channel distribution strategy.”

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China, Poland and Czech Republic.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands
Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
Email	gca-ir@aegon.com

Baltimore, the United States
Analysts & Investors	+1 877 548 9668 (toll free) / +1 410 576 45 77
Media	+1 410 576 45 26
Email	ir@aegonusa.com

Website: www.aegon.com

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